Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

May 19, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on May 19, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

May 19, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES LAUNCH OF 1.22M SHARE BUYBACK PROGRAM

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – May 19, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to announce that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation (the “Bid”).

“Digihost is commencing the Bid because it believes that from time to time the market price of its subordinate voting shares may not fully reflect the underlying value of the Company’s business, and that the repurchase of its subordinate voting shares at those times would be in the best interests of its shareholders,” said Michel Amar, Chairman and CEO of Digihost, “Additionally, the Company has recently reduced its outstanding debt by USD $2M and intends to be completely debt free within the next 12 months.”

As of the date hereof, the Company has 27,685,913 subordinate voting shares issued and outstanding. The maximum number of subordinate voting shares that may be purchased by the Company under the Bid represents approximately 5% of the Company’s currently issued and outstanding shares. Shares repurchased under the Bid will be returned to treasury for cancellation. The Company received acceptance from the TSX Venture Exchange (the “TSXV”) to commence the Bid on May 25, 2022. The Bid will terminate on May 25, 2023, or on an earlier date in the event that the maximum number of common shares sought in the Bid has been repurchased. The Company reserves the right to terminate the Bid at any time.

Purchases pursuant to the Bid are expected to be made through the facilities of the TSXV, or such other permitted means (including through alternative trading systems in Canada), at prevailing market prices. The Company has engaged Canaccord Genuity Corp. to act as the broker through which the Bid will be conducted. The Company purchased a total of 164,533 post-consolidation subordinate voting shares during the past 12 months subject to its previous normal course issuer bid at an average purchase price of CAD $4.60 per subordinate voting share. The subordinate voting shares were acquired through the facilities of the TSXV by Canaccord Genuity Corp. The Company completed its most recent financing on March 6, 2022, at CAD $4.40 per unit.

At-the-Market Financing Update

On March 4, 2022, the Company entered into an offering agreement with H.C. Wainwright & Co., LLC as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). From the commencement of the ATM Program through to the date hereof, the Company has not issued any securities pursuant to the ATM Program. Further, the Company will not issue any securities pursuant to the ATM Program during the period from the commencement of the Bid on May 25, 2022 until the Bid is terminated.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 450 PH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes any statements regarding the Bid, including whether any repurchases will be made thereunder and the timing and amount thereof, information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, acquisitions of equipment and infrastructure, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: capital market conditions in general, future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program; share dilution resulting from the ATM Program and from other equity issuances; the ability to obtain regulatory approval for and complete acquisitions of equipment and infrastructure on the terms as announced or at all; the ability to successfully integrate the acquisitions of equipment and infrastructure on an economic basis or at all;; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.